                                 June 22, 1998

Richard Pfordte, Esq.
Securities & Exchange Commission
450 Fifth Street NW
Mail Stop 10-6
Washington, DC 20549

     Re:            Nuveen Investment Trust (the "Registrant")
                            Registration No. 333-03715
                    ------------------------------------------

Dear Richard:

     Per our recent telephone conversation, on behalf of John Nuveen & Co. Incorporated ("Nuveen"), Sponsor and Principal Underwriter of the Registrant, please be advised that Nuveen is hereby respectfully submitting a request to withdraw Post-Effective Amendment No. 3 to the Registrant's Form N-1A Registration Statement under the Securities Act of 1933 filed on August 20, 1997. This Post-Effective Amendment relates exclusively to the Nuveen Balanced California Municipal and Stock Fund (the "Fund").

     In addition, Nuveen requests to withdraw Post-Effective Amendments Nos. 6, 7, 8 and 10 to the Registrant's Form N-1A Registration Statement. These Post-Effective Amendments also relate exclusively to the Fund and were filed to extend the effective date of the applicable Post-Effective Amendments. This notice is not intended to affect any Post-Effective Amendments to the Registrant's Registration Statement other than those that relate exclusively to the Fund.

     If you have any questions or comments regarding this request, please feel free to call me at (312) 845-3484.


                                          Very truly yours,

                                          CHAPMAN AND CUTLER

                                          By  /s/ MORRISON C. WARREN
                                             -------------------------------
                                             Morrison C. Warren

MCW:am

cc:  Gifford R. Zimmerman
     Eric F. Fess
     Virginia Corcoran